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Heidi Steele Attorney at Law hsteele@mwe.com +1 312 984 3624

May 27, 2015

United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Levy Acquisition Corp. Preliminary Proxy Statement on Schedule PREM 14A Filed May 11, 2015 File No. 001-36197

Dear Ms. Parker:

In response to comment number 9 provided by staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") in a letter to the Company dated May 26, 2015 with respect to the above-reference matter, attached please find a copy of the complaint titled, Jeffery Tomasulo, on behalf of himself and all others similarly situated v. Levy Acquisition Sponsor, LLC, Lawrence F. Levy, Howard B. Bernick, Marc S. Simon, Craig J. Duchossois, Ari B. Levy, Steven C. Florsheim, Gregory G. Flynn, Del Taco Holdings, Inc. and Levy Acquisition Corp., which was filed in the Circuit Court of Cook County, Illinois.

Please contact Heidi Steele at 312-984-3624 if you have any questions.

Sincerely,

/s/ Heidi Steele

Cc:	Thesesa Messinese

Lynn Shenk

Julie Griffith

Steve Florsheim

U.S. practice conducted through McDermott Will & Emery LLP.

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